

August 15, 2011

<u>Via E-mail</u>
Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Integrys Energy Group, Inc.
130 East Randolph Street
Chicago, Illinois 60601-6207

      Re: **Integrys Energy Group, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 24, 2011
               File No. 1-11337

               Wisconsin Public Service Corporation
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 24, 2011
               File No. 1-3016

Dear Mr. O'Leary:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Thompson

               William H. Thompson
               Accounting Branch Chief